June 23, 2008	Trading Symbol: TSX.V – HNC

Hard Creek Advances Development of the Turnagain Mill Flow Sheet

(VANCOUVER) - Hard Creek Nickel Corporation (TSX.V - HNC) is pleased to announce advancement of the mill flow sheet design based on the metallurgical test results for its wholly owned Turnagain Property, located 70 km east of Dease Lake, BC. The metallurgical testing conducted by the Xstrata Process Support Group (XPS) in Sudbury, Ontario is a continuation of the program recommended by AMEC Americas Limited of Vancouver, BC in their report entitled "Preliminary Assessment of the Turnagain Nickel Project" (AMEC PA) provided in January 2008.

Under the direction of Hard Creek Nickel Corporation (HNC) and Hoffert Processing Solutions Inc. (HPS), XPS completed a detailed set of Quantitative Evaluation of Minerals by Scanning Electron Microscope (QEM-SEM) and Electron Probe Micro Analyzer (EPMA). The analysis was correlated to preliminary flotation tests on 16 variability composite samples obtained from the 2007 drill program.

The 16 variability composites are typical of the mineralization found at the Turnagain deposit. These composites represent the characteristic lithological domains, and include a range of sulphur and magnesia concentrations found within the pit boundaries defined by the AMEC PA report.

The XPS report "Hard Creek Nickel Corporation - Turnagain Project Ore Characterization", June 2008, identified the main nickel sulphide mineral as pentlandite occurring with a broad grain size population. Mineral association data indicates medium to coarse pentlandite is associated with pyrrhotite and magnetite. Fine pentlandite has a greater proportion of mineral associations with silicates such as serpentine and olivine. Preliminary flotation kinetic tests at XPS support a primary grind size between 75 and 80 m. Future regrind work will be targeted to liberate the fine grained pentlandite in the flotation cleaner circuit.

HNC and HPS are continuing the development of the mill process flow sheet with grindability testing at SGS Lakefield in Ontario on PQ drill core collected in 2007. Flotation and optical mineralogy test work on the 16 variability composites at G&T Metallurgical Services in Kamloops, BC is due to be completed this year. Completion of this work is intended to define the reagent scheme and nickel flotation kinetics for future pilot plant testing.

The XPS results do not represent a material change with respect to the affairs of Hard Creek Nickel Corporation. It is anticipated that a Technical Report will be completed for filing in the first quarter of 2009 upon completion of the ongoing 2008 drilling program and metallurgical test work.

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

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